Mail Stop 4561

February 4, 2010

Steven G. Mihaylo
Chief Executive Officer
iMergent, Inc.
10201 South 51st Street, Suite A-265
Phoenix, Arizona 85044

   Re: **iMergent, Inc.**
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Filed September 1, 2009
     File No. 001-32277

Dear Mr. Mihaylo:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief